SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: August 7, 2025

List of Materials

Documents attached hereto:

Q1 FY2025 Consolidated Financial Results (the presentation material for the earnings announcement)

Q1 FY2025 Consolidated Financial Results (Three months ended June 30, 2025) Sony Group Corporation August 7, 2025

1 Changes in Disclosure Classification of Consolidated Results *1 From Q1 FY25, the results for FY24, the comparative period, has been re-presented to conform to the classification of continuing operations and the discontinued operation in accordance with IFRS Accounting Standards. *2 The difference in results of Continuing Operations and results of “Sony without Financial Services” is the amount equivalent to intersegment transactions between the Financial Services segment and other segments, and such difference is immaterial. This difference also applies to operating cash flows (applies to all following pages). *3 The difference in results of the Financial Services segment before being classified as a discontinued operation and results of the Financial Services business after being classified as a discontinued operation is the amount equivalent to depreciation and amortization expenses of the Financial Services segment. Sony Group Corporation plans to execute a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business, in October 2025. As a result of the resolution of the Board of Directors of Sony Group Corporation on May 14, 2025 on the plan for the execution of the Spin-off, Sony has classified the Financial Services business as a discontinued operation in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) from Q1 FY25, and presented it separately from continuing operations excluding the Financial Services business. After the execution of the Spin-off, Sony plans to apply the equity method to the Financial Services business (SFGI shares that Sony Group Corporation continues to hold), and to record profit or loss from SFGI shares accounted for using the equity method as operating income or loss in continuing operations. Previous Disclosure Classification Disclosure Classification Before the Execution of the Spin-off (1H FY25) Disclosure Classification After the Execution of the Spin-off (2H FY25) FY24*1 FY25 G&NS Music Pictures ET&S I&SS All other / Corporate and elimination*2 Financial Services*3 Consolidated Sony without Financial Services*2 G&NS Music Pictures ET&S I&SS All other / Corporate and elimination*2 Consolidated Continuing Operations*2 Discontinued Operation*3 G&NS Music Pictures ET&S I&SS Consolidated Continuing Operations*2 All other / Corporate and elimination Profit or loss from SFGI shares accounted for using the equity method

2 Q1 FY2025 Results for Continuing Operations*1 (Bln Yen) Q1 FY24 Q1 FY25 Change Sales 2,565.4 2,621.6 +56.3 （+2%） Operating income 249.1 340.0 +90.8 （+36%） Operating income margin 9.7% 13.0% +3.3 pts Income before income taxes 286.9 356.6 +69.7 （+24%） Net income attributable to Sony Group Corporation’s stockholders 210.2 259.0 +48.9 （+23%） Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) *2 34.37 yen 42.84 yen +8.47 yen Average Rate 1 US dollar 155.6 yen 144.6 yen 1 Euro 167.6 yen 163.6 yen *1 The above results represent the results for continuing operations. For Q1 FY25 results on a consolidated basis including the discontinued operation, refer to “Consolidated Financial Summary for the First Quarter Ended June 30, 2025” (applies to all following pages). *2 Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) are calculated based on the assumption that the stock split was conducted at the beginning of FY24.

3 Q1 FY2025 Results for Continuing Operations: Year-on-year Change Year-on-year Change Contributing Factors (+) Better／(-) Worse Sales +56.3 bln yen +2% ・(+) Increases in G&NS and I&SS segments sales ・(ー) Decrease in ET&S segment sales On a constant currency basis*, sales increased approximately 8% Operating income +90.8 bln yen +36% ・(+) Increases in G&NS and I&SS segments operating income ・(ー) Decrease in ET&S segment operating income Financial income and expenses, net -21.1 bln yen ・(ー) Deterioration in foreign exchange gains and losses Income tax expense +21.2 bln yen ・(ー) A higher Japanese tax rate mainly due to a decrease in research and development tax credits to be utilized in FY25 ・(+) Decrease in tax expense from refunds of taxes paid in previous years in Japan (+9.9 bln yen) Effective tax rate 25%→26% * For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), refer to page 15 (applies to all following pages).

4 Q1 FY2025 Results by Segment (Bln Yen) Q1 FY24 Q1 FY25 Change FX Impact Game & Network Services (G&NS) Sales 864.9 936.5 +71.6 -44.9 Operating income 65.2 148.0 +82.7 -0.1 Music Sales 442.0 465.3 +23.3 -27.8 Operating income 85.9 92.8 +6.9 Pictures Sales 337.3 327.1 -10.2 -25.2 Operating income 11.3 18.7 +7.4 Entertainment, Technology & Services (ET&S) Sales 600.9 534.3 -66.7 -25.1 Operating income 64.1 43.1 -20.9 -7.8 Imaging & Sensing Solutions (I&SS) Sales 353.5 408.2 +54.7 -21.2 Operating income 36.6 54.3 +17.6 -10.6 All Other Sales 21.1 19.3 -1.8 Operating income 1.3 -5.0 -6.2 Corporate and elimination Sales -54.4 -69.1 -14.7 Operating income -15.3 -11.9 +3.4 Continuing Operations Sales 2,565.4 2,621.6 +56.3 Operating income 249.1 340.0 +90.8 Sales in each business segment represent sales recorded before intersegment transactions are eliminated (applies to all following pages). Operating income in each business segment represents operating income recorded before intersegment transactions are eliminated and excludes unallocated corporate expenses (applies to all following pages).

FY2025 Results Forecast for Continuing Operations

(Bln Yen)	FY24		FY25 FCT*1 May	FY25 FCT*1 August	FY25 FCT*1 Change from May
Sales	12,034.9	Before tariff impact*2	11,700	**11,700**	–
Operating income	1,276.6	Before tariff impact*2	1,380	**1,400**	+20 (+1%)
(Estimated tariff impact on operating income*2)	–		-100	**-70**	+30
Operating income	1,276.6	After tariff impact*2	1,280	**1,330**	+50 (+4%)
Operating income margin	10.6%	After tariff impact*2	10.9%	**11.4%**	+0.4 pts
Income before income taxes	1,343.2	After tariff impact*2	1,280	**1,350**	+70 (+5%)
Net income attributable to Sony Group Corporation's stockholders	1,067.4	After tariff impact*2	930	**970**	+40 (+4%)
Operating Cash Flow	1,972.4	After tariff impact*2	1,240	**1,270**	+30 (+2%)

Foreign exchange rate	Actual·Average	Q1-Q4 (Assumption)	**Q2-Q4 (Assumption)**
1 US dollar	152.5 yen	Approx. 143 yen	**Approx. 143 yen**
1 Euro	163.6 yen	Approx. 153 yen	**Approx. 157 yen**

Dividend per Share (Planned)*3			
Interim	Year-end	**Total**	Year-on-year Change
12.5 yen	12.5 yen	25 yen	+5 yen

- The situation surrounding the additional U.S. tariffs is still fluid, and we intend to continue to monitor it and take action to minimize its impact.
- The impact of the additional U.S. tariffs on operating income is estimated to be approximately 70 bln yen, a decrease of 30 bln yen from the previous forecast.

*1 The above results forecast for FY25 represents the forecast for continuing operations. Sony has not included the share of profit (loss) of investments accounted for using the equity method in SFGI after the Spin-off in the above results forecast for FY25, and does not disclose forecasts for the discontinued operation or for consolidated results for FY25 (applies to all following pages).
*2 The above tariff impact is the estimated impact on the forecast for operating income of the continuing operations from the series of changes in U.S. tariff policy at this time. The estimated impact is calculated based on the tariff rates announced as of August 1, 2025. The actual impact could vary significantly from this estimation if future tariff policy or other factors are changed (applies to all following pages).
*3 The above dividend forecast for FY25 does not include the dividends in kind of the shares of SFGI from the Spin-off. In addition, Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-on-year change amount of dividends per share (planned) represent the amount after the stock split.

5

6 FY2025 Results Forecast for Continuing Operations: Change Change from May forecast Contributing Factors (+) Better／(-) Worse Sales － － Operating income (Before tariff impact) +20 bln yen +1% ・(+) Increase in G&NS segment operating income Operating income (After tariff impact) +50 bln yen +4% ・(+) Decrease in the amount of the estimated tariff impact Income before income taxes +70 bln yen +5% ・(+) Upward revision to operating income forecast ・(+) Increase in financial income, net, mainly due to the recording of unrealized gains on securities Net income attributable to Sony Group Corporation’s stockholders +40 bln yen +4% ・(+) Upward revision to income before income taxes forecast ・(ー) Increase in tax expense mainly due to increase in income before income taxes

7 FY2025 Results Forecast by Segment (Bln Yen) FY24 FY25 FCT May August Change from May Game & Network Services (G&NS) Sales 4,670.0 Before tariff impact 4,300 4,320 +20 Operating income 414.8 480 500 +20 Music Sales 1,842.6 1,850 1,870 +20 Operating income 357.3 355 360 +5 Pictures Sales 1,505.9 1,500 1,500 ー Operating income 117.3 125 125 ー Entertainment, Technology & Services (ET&S) Sales 2,409.3 2,280 2,280 ー Operating income 190.9 180 180 ー Imaging & Sensing Solutions (I&SS) Sales 1,799.0 1,960 1,960 ー Operating income 261.1 280 280 ー All Other, Corporate and elimination Operating income -64.8 -40 -45 -5 Continuing Operations (Before tariff impact) Sales 12,043.9 11,700 11,700 ー Operating income 1,276.6 1,380 1,400 +20 Estimated tariff impact on operating income Operating income ー After tariff impact -100 -70 +30 Continuing Operations (After tariff impact) Operating income 1,276.6 1,280 1,330 +50

Game & Network Services Segment (G&NS Segment)

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
864.9
65.2
95.7
936.5
148.0
177.9
Q1 FY24
Q1 FY25



4,670.0
414.8
537.7
4,300
480
600
4,320
500
620
FY24
FY25 May FCT
FY25 August FCT

Q1 FY2025 (year-on-year)

- Sales: 71.6 bln yen (8%) increase (FX Impact: -44.9 bln yen)
  - ·(+) Increase in sales of non-first-party game software titles including add-on content
  - ·(+) Increase in sales from network services
  - ·(−) Impact of foreign exchange rates
- OI: 82.7 bln yen (127%) increase (FX Impact: -0.1 bln yen)
  - ·(+) Impact of increase in sales of non-first-party game software titles
  - ·(+) Impact of increase in sales from network services

FY2025 Forecast (change from May forecast)

- Sales: Essentially flat
  - ·(+) Impact of foreign exchange rates
  - ·(+) Increase in sales from network services
  - ·(−) Impact of a delay in the launch timing of a first-party title
- OI: 20 bln yen (4%) upward revision
  - ·(+) Impact of increase in sales from network services
  - ·(+) Positive impact of foreign exchange rates
  - ·(−) Impact of a delay in the launch timing of a first-party title

- User engagement continued its strong momentum, with Monthly Active Users* in June and total gameplay hours across PlayStation® during Q1 FY25 both increasing 6% year-on-year.
- Based on the current strong engagement trends, we have upwardly revised our operating income forecast.

* Monthly Active Users is an estimated total number of unique accounts that played games or used services on the PlayStation™Network during the last month of the quarter and is based on company research and may be updated in the future.
Adjusted OIBDA is not a measure in accordance with IFRS Accounting Standards. However, Sony Group Corporation and its consolidated subsidiaries ("Sony") believes that this disclosure may be useful information to investors.
For formulas for Adjusted OIBDA, see page 15. For its reconciliation, see "Supplemental Information for the Consolidated Financial Results for the First Quarter Ended June 30, 2025" (applies to all following pages).

8

Music Segment

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
442.0
85.9
107.7
465.3
92.8
117.1
Q1 FY24
Q1 FY25



1,842.6
357.3
449.1
1,850
355
445
1,870
360
450
FY24
FY25 May FCT
FY25 August FCT

Q1 FY2025 (year-on-year)

- Sales: 23.3 bln yen (5%) increase (FX Impact: -27.8 bln yen)
  - ･(+) Higher revenues from streaming services in Recorded Music and Music Publishing
  - ･(+) Higher revenues from mobile game application in Visual Media & Platform
  - ･(+) Impact of the consolidation of eplus inc. in Visual Media & Platform
  - ･(−) Impact of foreign exchange rates
- OI: 6.9 bln yen (8%) increase (FX Impact: -6.0 bln yen)
  - ･(+) Impact of increase in sales

FY2025 Forecast (change from May forecast)

- Sales: 20.0 bln yen (1%) upward revision
  - ･(+) Higher revenues in Recorded Music resulting mainly from an increase in revenues from streaming services
- OI: Essentially flat

■ Q1 FY25 streaming revenue year-on-year growth rates on a U.S. dollar basis were +7% for Recorded Music and +8% for Music Publishing.

9

Pictures Segment

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
337.3
11.3
27.8
327.1
18.7
31.3
Q1 FY24
Q1 FY25



1,505.9
117.3
174.3
1,500
125
175
1,500
125
175
FY24
FY25
May FCT
FY25
August FCT

Q1 FY2025 (year-on-year)

The following analysis is on a U.S. dollar basis

- Sales: 10.2 bln yen (3%) decrease (U.S. dollar basis: +96 mil USD / +4%)
  - ·(+) Increase in series deliveries in Television Productions
  - ·(−) Lower revenues from theatrical releases in the current fiscal year
  - ·(−) Lower licensing revenues from catalog product in Television Productions
- OI: 7.4 bln yen (65%) increase (U.S. dollar basis: +56 mil USD / +76%)
  - ·(+) Impact of increase in series deliveries in Television Productions
  - ·(+) Higher contribution from catalog product in Motion Pictures
  - ·(−) Lower contribution from catalog product in Television Productions

FY2025 Forecast (change from May forecast)

- Sales: Remains unchanged from May forecast
- OI: Remains unchanged from May forecast

- In Q1 FY25, both sales and operating income increased year-on-year on a U.S. dollar basis primarily due to an increase in series deliveries in Television Productions.

10

Entertainment, Technology & Services Segment (ET&S Segment)

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
600.9
64.1
90.1
534.3
43.1
67.1
Q1 FY24
Q1 FY25



2,409.3
190.9
290.9
2,280
180
285
2,280
180
285
FY24
FY25
May FCT
FY25
August FCT

Q1 FY2025 (year-on-year)

- Sales: 66.7 bln yen (11%) decrease (FX Impact: -25.1 bln yen)
  - ·(−) Decrease in unit sales in Displays
  - ·(−) Impact of foreign exchange rates
- OI: 20.9 bln yen (33%) decrease (FX Impact: -7.8 bln yen)
  - ·(−) Impact of decrease in unit sales in Displays
  - ·(−) Negative impact of foreign exchange rates
  - ·(+) Reductions in operating expenses

FY2025 Forecast (change from May forecast)

- Sales: Remains unchanged from May forecast
- OI: Remains unchanged from May forecast

- Except for televisions, where competitors engaged in more aggressive pricing than we had anticipated, market conditions during Q1 FY25 progressed generally in line with our expectations across the other major product categories.

11

Imaging & Sensing Solutions Segment (I&SS Segment)

Sales, Operating Income and Adjusted OIBDA



(Bln Yen)
Sales
Operating Income
Adjusted OIBDA
353.5
36.6
105.8
408.2
54.3
120.1
Q1 FY24
Q1 FY25



1,799.0
261.1
534.2
1,960
280
550
1,960
280
550
FY24
FY25 May FCT
FY25 August FCT

Q1 FY2025 (year-on-year)

- Sales: 54.7 bln yen (15%) increase (FX Impact: -21.2 bln yen)
  - ·(+) Increase in sales of image sensors for mobile products
    - ·(+) Increase in unit sales
    - ·(+) Improvement in product mix
  - ·(+) Increase in sales of image sensors for digital cameras
  - ·(−) Impact of foreign exchange rates
- OI: 17.6 bln yen (48%) increase (FX Impact: -10.6 bln yen)
  - ·(+) Impact of increase in sales
  - ·(−) Negative impact of foreign exchange rates

FY2025 Forecast (change from May forecast)

- Sales: Remains unchanged from May forecast
- OI: Remains unchanged from May forecast

- Excluding the impact of foreign exchange rates, sales of image sensors for mobile products in Q1 FY25 grew steadily, due to an increase in sensor shipment volume and an increase in unit prices on a U.S. dollar basis.
- From Q2 FY25 onwards, sales are expected to steadily increase due to rising unit prices resulting from further progress toward larger-sized sensors and higher added value, despite an expected deterioration in foreign exchange rates compared to the previous fiscal year.

12

13 Impact of the Partial Spin-off of the Financial Services Business on Consolidated Results * The expected decrease in consolidated total equity resulting from the deconsolidation of the Financial Services business as a result of the Spin-off is not reflected in the above example for the sake of simplicity. The impact of the execution of the Spin-off on Sony’s consolidated results continues to be evaluated and has not been determined at this time. Upon the execution of the Spin-off, Sony will deconsolidate the Financial Services business. Major accounting treatments that will affect Sony’s consolidated financial results are as follows: 1. Recording of the difference between the carrying amount and fair value of SFGI shares to be distributed as dividends in kind as net income/loss from a discontinued operation 2. Transfer of the Financial Services business’ accumulated other comprehensive income (“AOCI”) from the consolidated statements of financial position to net income/loss from a discontinued operation on the consolidated statements of income 3. Recording of the difference between the carrying amount and fair value of SFGI shares that Sony Group Corporation continues to hold after the Spin-off in net income/loss from the discontinued operation Regarding the accounting treatment described in 2. above, a considerable one-time loss will be recorded in the consolidated statements of income at the time of the execution of the Spin-off. However, because this loss will be recorded as a loss from a discontinued operation, there will be no impact on operating income and net income from continuing operations. This treatment is a reclassification between items within equity and does not affect the amount of total equity on the consolidated statements of financial position. Consolidated Equity on Consolidated Statements of Financial Position Total ¥8.6 tln AOCI eligible for transfer -¥1.4 tln Retained earnings ¥6.9 tln Common stock and others ¥3.1 tln Total ¥8.6 tln Retained earnings ¥5.5 tln Continuing Operations Common stock and others ¥3.1 tln Consolidated Statements of Income Discontinued Operation Net loss from transfer -¥1.4 tln No impact from transfer (assuming zero net income/loss from continuing operations) （Transferred AOCI to be zero as a result of the transfer） No impact from transfer on total equity Before Transfer After Transfer Transfer* * Outline of Transfer of AOCI Consolidated Equity on Consolidated Statements of Financial Position (The amounts shown below are for reference, using the balance as of the end of June 2025, and may differ from the actual amounts to be recorded at the time of the execution of the Spin-off.)

14 Submission of the final application for the listing to Tokyo Stock Exchange Resolution of SFGI’s board for stock split and establishment of a facility for the repurchase of shares after listing*1 【Main facility for the repurchase of shares (planned)】 Total number of shares for repurchase ： 1.0 billion shares*2 (maximum) （14% of total number of shares issued and outstanding) Total purchase amount for repurchase of shares ： 100 billion yen (maximum) Period of repurchase ： September 29, 2025 to August 8, 2026 Outlook for listing approval 2025 Aug. 8 (Fri) Early Sep. Sep. 29 (Mon) Scheduled listing date *1 The repurchase of shares based on the above facility is subject to the listing of shares of common stock of SFGI on the Tokyo Stock Exchange (Prime Market). Depending on market environment, laws, regulations or exchange regulation, or other factors, it is possible that no share repurchase, or a share repurchase of only a portion will be carried out. *2 SFGI plans to conduct a stock split effective August 8, 2025. The total number of shares for repurchase after considering the stock split is presented. Preparation for the Listing of SFGI

15 Notes Notes about Adjusted OIBDA Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula: Adjusted OIBDA = Operating income + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring * In the above formula, depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets. Adjusted OIBDA is not a measure in accordance with IFRS Accounting Standards. However, Sony believes that this disclosure may be useful information to investors. Adjusted OIBDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS Accounting Standards. Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”) in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment. This information is not a substitute for Sony’s consolidated financial statements and condensed (semi-annual) consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony. Notes about Financial Performance of the Music and Pictures segments The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis. The Pictures segment results are the yen-translated results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis”.

16 Cautionary Statement Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) Sony’s ability to maintain product quality and customer satisfaction with its products and services; (ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences; (iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms; (iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives; (v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility; (vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity; (vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations; (viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending; (ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated; (xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel; (xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others; (xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services business; (xv) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services business; (xvi) risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events; (xvii) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and (xviii) the outcome of pending and/or future legal and/or regulatory proceedings. Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.